Exhibit 99.1

Mobileye Announces Fourth Quarter and Fiscal Year 2016 Financial Results

Fourth Quarter 2016 Highlights:

•	Total revenue of $104.6 million, up 45.6% year-over-year
•	GAAP Net Income of $32.6 million; Non-GAAP Net Income of $51.4 million
•	GAAP fully diluted EPS of $0.14; Non-GAAP fully diluted EPS of $0.22
•	Generated GAAP net cash from operating activities of $52.8 million; Non-GAAP free cash flow of $50.3 million

Fiscal Year 2016 Highlights:

•	Total revenue of $358.2 million, up 48.7% year-over-year
•	GAAP Net Income of $108.4 million; Non-GAAP Net Income of $173. 3 million
•	GAAP fully diluted EPS of $0.46; Non-GAAP fully diluted EPS of $0.73
•	Generated GAAP net cash from operating activities of $161.6 million; Non-GAAP free cash flow of $150.5 million

JERUSALEM, Israel – February 22, 2017 – (NYSE: MBLY) – Mobileye N.V., the global leader in Advanced Driver Assistance Systems and autonomous driving technologies, today announced financial results for the fourth quarter and fiscal year ended December 31, 2016.

“The fourth quarter marked a strong finish to 2016, which resulted in our ability to exceed revenue and profitability expectations for the full year,” stated Ziv Aviram, co-founder, president and chief executive officer of Mobileye. "Strategically, we maintained our leadership position and extended visibility for Advanced Driver Assistance System technology with 12 new program wins across 11 automakers. The Aftermarket division more than doubled revenue in 2016 and we expect continued growth in 2017. Finally, our expanded product portfolio matched very well to customer demand for future vehicle technology, leading to five Level 3 and five Level 4 autonomous vehicle production program wins plus definitive REM™ mapping agreements with Volkswagen and BMW.”

Fourth Quarter 2016 Financial Highlights

•	Revenue: Total revenue for the fourth quarter of 2016 was $104.6 million, compared to $71.8 million in the prior-year period. Within total revenue, original equipment manufacturing (OEM) revenue was $77.5 million, compared to $61.2 million in the prior-year period. EyeQ chip volume increased to 1,679 thousand units, compared to 1,308 thousand units in the prior-year period. EyeQ Average Selling Price (ASP) per unit for the fourth quarter of 2016 was $45.5, up from $44.7 during the same period last year. After market (AM) revenue contributed the remaining $27.0 million of total revenue for the fourth quarter of 2016, compared to $10.6 million in the prior-year period.

•	Net Income and Earnings per Share: GAAP net income for the fourth quarter of 2016 was $32.6 million, or $0.14 per diluted share. This compares to GAAP net income of $18.8 million or $0.08 per diluted share for the prior-year period. GAAP results include share-based compensation expense, net of tax, of $18.8 million for the fourth quarter of 2016, compared to $17.5 million for the prior-year period.

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Non-GAAP net income for the fourth quarter of 2016 was $51.4 million or $0.22 per share based on 238.0 million weighted average diluted shares outstanding. This compares to non-GAAP net income of $36.3 million, or $0.15 per share based on 238.1 million weighted average diluted shares outstanding during the prior-year period. Non-GAAP net income excludes share-based compensation expense, and the applicable income tax effect. See the reconciliation information below for a more detailed discussion of this non-GAAP measure.

•	Cash and Cash Flow: As of December 31, 2016, Mobileye had cash and cash equivalents, restricted bank deposits, and marketable securities of $633.4 million, compared to $584.4 million as of September 30, 2016.

Mobileye generated $52.8 million in net cash from operating activities for the fourth quarter of 2016, compared to $29.6 million for the prior-year period. Mobileye generated $50.3 million in non-GAAP free cash flow for the 2016 fourth quarter, compared to $28.6 million for the prior-year period. Non-GAAP free cash flow represents GAAP net cash provided by operating activities minus capital expenditures. See the reconciliation information below for a more detailed discussion of this non-GAAP measure.

Fiscal Year 2016 Financial Highlights

•	Revenue: Total revenue for the fiscal year 2016 was $358.2 million, compared to $240.9 million in the prior-year period. Within total revenue, OEM revenue was $275.9 million, compared to $202.3 million for the fiscal year 2015. EyeQ chip volume increased to 5,963 thousand units, compared to 4,445 thousand units in the prior-year period. EyeQ ASP per unit for 2016 was $45.0, up from $43.9 during the fiscal year 2015. AM revenue contributed the remaining $82.2 million of total revenue for fiscal year 2016, compared to $38.6 million in the prior-year period.

•	Net Income and Earnings per Share: GAAP net income for the fiscal year 2016 was $108.4 million or $0.46 per diluted share. This compares to GAAP net income of $68.5 million or $0.29 per diluted share for the fiscal year 2015. GAAP results include share-based compensation expense, net of tax, of $65.0 million for the fiscal year 2016, compared to $44.4 million for the fiscal year 2015.

Non-GAAP net income for the fiscal year 2016 was $173.3 million or $0.73 per share based on 238.0 million weighted average diluted shares outstanding. This compares to non-GAAP net income of $112.9 million, or $0.47 per share, based on 237.9 million weighted average diluted shares outstanding during the fiscal year 2015. Non-GAAP net income excludes share-based compensation expense, and the applicable income tax effect. See the reconciliation information below for a more detailed discussion of this non-GAAP measure.

•	Cash Flow: Mobileye generated $161.6 million in net cash from operating activities for the fiscal year 2016 compared to $100.9 million for the fiscal year 2015. Mobileye generated $150.5 million in non-GAAP free cash flow for the fiscal year 2016, compared to $95.8 million for the fiscal year 2015. Non-GAAP free cash flow represents GAAP net cash provided by operating activities minus capital expenditures.

A reconciliation of the non-GAAP financial measures to GAAP measures has been provided in the financial tables included in this press release. An explanation of the non-GAAP financial measures and how they are calculated is included below under the heading "Non-GAAP Financial Measures." Mobileye has updated its reconciliation of GAAP to non-GAAP net income taking into account recent Securities and Exchange Commission ("SEC") Staff guidance and added to the reconciliation the applicable tax effect on share-based

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compensation expense, for all presented periods.

Quarterly Conference Call

Mobileye will host a conference call at 8:00 a.m. Eastern Standard Time (U.S. time) today (Wednesday, February 22, 2017) to review the company’s financial results for the fourth quarter and fiscal year ended December 31, 2016. A live Webcast of the conference call will be accessible from the Investor Relations section of Mobileye’s website at http://ir.mobileye.com. An archive of the Webcast will be available through May 22, 2017.

About Mobileye

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. The Company’s technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. The Company’s proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. The Company’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. The Company’s products are or will be integrated into car models from more than 25 global automakers. The Company’s products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as "believes," "intends," "expects," "projects," "anticipates," and "future" or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on the Company’s current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause the Company’s actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2015. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Non-GAAP Financial Measures

In this release, we provide financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors as a supplement to GAAP measures. We believe that these non-GAAP financial measures also provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with those of other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or considered as an alternative to, operating income (loss), net income (loss), earnings per share or any other measure of financial performance calculated and presented in accordance with GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. You are encouraged to evaluate these adjustments and the reasons we consider

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them appropriate. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

Non-GAAP net income (loss). To arrive at our non-GAAP net income (loss), we exclude share-based compensation expense and the applicable income tax effect from our GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•	We believe that elimination of share-based compensation expense and the applicable income tax effect is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance. Our share-based compensation expense is mostly a non-deductible expense;
•	We use this non-GAAP measure in conjunction with our GAAP financial measure for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and
•	We believe that this non-GAAP measure provides better comparability with our past financial performance, facilitates better period-to-period comparisons of operating results and may facilitate comparisons with similar companies, many of which may also use similar non-GAAP financial measures to supplement their GAAP reporting.

Non-GAAP free cash flow. We define non-GAAP free cash flow as GAAP net cash provided by operating activities minus capital expenditures. Non-GAAP free cash flow is important to reflect the cash that can allow us to pursue business strategies and opportunities and fulfill our goals. A limitation of using non-GAAP free cash flow versus the GAAP measure of net cash provided by operating activities as a means of evaluating our company is that non-GAAP free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement.

From time to time, we may also provide guidance regarding projected Non-GAAP Net Income (Loss) on an aggregate and per share basis. We cannot provide a reconciliation of our projected non-GAAP Net Income (Loss) to projected GAAP Net Income (Loss) for any future period due to fluctuations in our stock price, which impact share-based compensation. Therefore, the information necessary for a quantitative reconciliation is not available to us without unreasonable efforts.

Company Contact:

Dan Galves	Seth Potter
CCO / SVP	ICR, Inc.
Dan.Galves@mobileye.com	Investors@mobileye.com

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share data)

	For the year ended		For the three months ended
	December 31,		December 31,
	2016	2015	2016	2015
Revenue	$358,162	240,872	$104,581	71,819
Cost of revenue	87,307	61,420	25,071	17,657

Gross profit	270,855	179,452	79,510	54,162

Operating costs and expenses
Research and development, net	65,259	43,393	18,086	11,635
Sales and marketing	17,416	12,811	6,034	3,020
General and administrative	67,241	45,509	18,704	18,842
Total operating expenses	149,916	101,713	42,824	33,497

Operating profit	120,939	77,739	36,686	20,665
Interest income	5,083	2,888	1,356	1,170
Financial income, net	(582)	(917)	(359)	(325)

Profit before taxes on income	125,440	79,710	37,683	21,510
Taxes on income	(17,070)	(11,260)	(5,083)	(2,686)
Net income for the period	$108,370	68,450	32,600	18,824

Basic and diluted income per share:
Basic	$0.49	$0.31	$0.15	$0.09
Diluted	$0.46	$0.29	$0.14	$0.08

Weighted average number of ordinary shares (in thousands)
Basic	220,124	217,362	221,150	218,679
Diluted	238,018	237,857	237,951	238,054

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MOBILEYE N.V.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME (UNAUDITED)

(in thousands, except per share data)

	For the year ended		For the three months ended
	December 31,		December 31,
	2016	2015	2016	2015

GAAP net income as reported	$108,370	68,450	$32,600	18,824

Non-GAAP adjustment
Expenses recorded for share-based compensation
Cost of revenues	46	26	13	8
Research and development	12,216	8,016	3,491	2,145
Sales and marketing	706	1,277	295	(107)
General and administrative	52,634	35,650	15,180	15,732
Total share-based compensation	65,602	44,969	18,979	17,778
Income tax effect	(647)	(568)	(198)	(286)
Total adjustment	64,955	44,401	18,781	17,492

Non-GAAP net income	173,325	112,851	51,381	36,316

Non-GAAP net income per share
Basic	$0.79	$0.52	$0.23	$0.17
Diluted	$0.73	$0.47	$0.22	$0.15

Weighted average number of shares (in thousands)
Basic	220,124	217,362	221,150	218,679
Diluted	238,018	237,857	237,951	238,054

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MOBILEYE N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(U.S. dollars in thousands)

	December 31,	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$277,996	$152,692
Marketable securities	121,534	59,394
Trade account receivables, net	43,324	23,706
Inventories	57,016	42,676
Other current assets	15,998	14,817
Total current assets	515,868	293,285

Long-term assets
Marketable securities	230,696	260,982
Property and equipment, net	18,333	11,031
Severance pay fund	12,606	9,863
Other assets	2,877	2,453
Total long-term assets	264,512	284,329

Total assets	$780,380	$577,614

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$39,415	$24,593
Employee related accrued expenses	6,860	5,341
Other current liabilities	12,374	13,322
Total current liabilities	58,649	43,256

Long-term liabilities
Accrued severance pay	16,228	12,020
Long-term liabilities	7,091	6,864
Total long-term liabilities	23,319	18,884

Total liabilities	81,968	62,140

Shareholders’ equity

Share capital	2,590	2,558
Additional paid-in capital	650,697	577,212
Accumulated other comprehensive income	(724)	(1,775)
Accumulated (deficit) Surplus	45,849	(62,521)
Total shareholders’ equity	698,412	515,474

Total liabilities and shareholders’ equity	$780,380	$577,614

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MOBILEYE N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	For the year ended		For the three months ended
	December 31,		December 31,
	2016	2015	2016	2015
Cash flows from operating activities
Net income for the period	$108,370	$68,450	$32,600	$18,824
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,089	3,312	1,146	848
Exchange rate differences	(162)	(192)	427	(171)
Accrued severance pay	4,208	2,670	955	1,062
Loss (gain) from marketable securities	(78)	311	(110)	138
Share-based compensation	65,602	44,969	18,979	17,778
Gain from severance pay fund	(223)	(87)	(223)	(87)
Changes in assets and liabilities:
Trade accounts receivables, net	(19,618)	(7,900)	1,683	2,506
Other current assets	(1,116)	(1,730)	(975)	(2,424)
Inventories	(14,340)	(25,050)	(3,201)	(7,218)
Other long-term assets	(424)	(1,146)	505	(374)
Account payables and accrued expenses	14,448	6,232	4,129	(4,581)
Employee-related accrued expenses	1,519	1,380	309	651
Other current-liabilities	(948)	7,583	(3,173)	816
Long-term liabilities	227	2,052	(261)	1,782
Net cash provided by operating activities	161,554	100,854	52,790	29,550

Cash flows from investing activities
Change in restricted and short-term deposits	(118)	(700)	2	(8)
Proceeds from maturities / sales of marketable securities	125,468	166,991	51,131	22,332
Purchase of marketable securities	(156,193)	(456,377)	(54,517)	(24,939)
Severance pay fund	(2,379)	(1,807)	(679)	(564)
Purchase of property and equipment	(11,017)	(5,065)	(2,524)	(924)
Net cash used in investing activities	(44,239)	(296,958)	(6,587)	(4,103)

Cash flows from financing activities
Grant of Non-recourse loan	(1,450)	-	-	-
Repayment of Non-recourse loan	1,450	-	-	-
Exercise of options	7,967	8,769	1,084	667
Net cash provided by financing activities	7,967	8,769	1,084	667

Increase (decrease) in cash and cash equivalents	125,282	(187,335)	47,287	26,114

Balance of cash and cash equivalents at the beginning of the period	152,692	339,881	230,890	126,476
Exchange rate differences on cash and cash equivalents	22	146	(181)	102
Balance of cash and cash equivalents at the end of the period	$277,996	$152,692	$277,996	$152,692

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MOBILEYE N.V.

RECONCILIATION OF GAAP NET CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOWS (UNAUDITED)

(in thousands)

	For the year ended		For the three months ended
	December 31,		December 31,
	2016	2015	2016	2015

GAAP net cash from operating activities as reported	$161,554	$100,854	$52,790	$29,550

Capital Expenditures	(11,017)	(5,065)	(2,524)	(924)
Non-GAAP Free Cash Flow	150,537	95,789	50,266	28,626

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MOBILEYE N.V.

SUPPLEMENTAL INFORMATION (UNAUDITED)

(in thousands)

	For the year ended		For the three months ended
	December 31,		December 31,
	2016	2015	2016	2015

OEM Revenue	$275,938	$202,287	$77,547	$61,243
Aftermarket Revenue	82,224	38,585	27,034	10,576
Total Revenue	$358,162	$240,872	$104,581	$71,819

Number of EyeQ units (in thousand)	5,963	4,445	1,679	1,308
EyeQ average selling price per unit	$45.0	$43.9	$45.5	$44.7

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